FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 26, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

New candidates elected to Telekom Montenegro Board

Budapest — June 26, 2006 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that the Extraordinary General Meeting of Telekom Montenegro has elected new members to the Board of Directors based on Magyar Telekom’s proposal.

Magyar Telekom, which currently has a 76.53% stake in Telekom Montenegro, nominated the following 6 new candidates to the 7-member Board:

Friedberg Gerlach, Vice President Central Europe, T-Mobile International

Wolfgang Hauptmann, Senior Executive Vice President, T-Com, Deutsche Telekom

Zoltán Kovács, Accounting Advisor, Group Accounting, Magyar Telekom

Bence Makai, Deputy Director, Business Portfolio Management, Magyar Telekom

Gábor Pál, Director, Finance and Accounting Mobile Services LoB, Magyar Telekom

Zoltán Pinkola, Senior Expert, Business Development and M&A, Magyar Telekom

The candidates were all elected by shareholders as members of the Board of Directors of Telekom Montenegro, replacing the former members.

The Board member nominated by minority shareholders last year remained unchanged:

Slavko Carić, Director, Synergy Capital, Belgrade

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

.		Magyar Telekom Plc (Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: June 26, 2006